SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, April 24, 2025 – Nu Holdings Ltd. (“Nu Holdings”, "Nu" or “Company”), hereby informs its shareholders and the market that Nu México Financiera, S.A. de C.V., S.F.P ("Nu México") was notified today that it has received regulatory approval from the Comisión Nacional Bancaria y de Valores ("CNBV"), in coordination with Banco de México ("Banxico") and the Mexican Ministry of Finance (“SHCP”), to begin the conversion process into a multiple bank, under the corporate name Nubank, S.A., Institución de Banca Múltiple.

The next step of the process is the testing of Nu Mexico’s systems and processes, which is expected to begin shortly. The final step of the conversion process is the issuance of the Operation Authorization by the abovementioned Mexican regulators, in accordance with their processing timeline.

This milestone reinforces the long term vision and commitment of the Company to Mexico and will allow the expansion of its portfolio of credit, payments and savings products in the country.

Nu Holdings will keep the market informed of any new relevant developments on the topic.

Investor Relations
Guilherme Souto
investors@nubank.com.br

Media Relations
Leila Suwwan
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  April 24, 2025